For Immediate Release

Ameritrans Capital Corporation
For more information Contact:
Michael Feinsod
(212) 355-2449

Ameritrans Capital Corporation Announces June 30, 2009 Financial Results

New York, N.Y., September 29, 2009 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) today reported financial results for its fourth quarter and year ended June 30, 2009.

Financial Highlights

	Q4-2009		Q4-2008		FY 2009		FY 2008	
	Total	**Per Share**	**Total**	**Per Share**	**Total**	**Per Share**	**Total**	**Per Share**
Investment Income	$258,742	$ 0.08	$1,424,281	$0.42	$3,344,324	$0.99	$6,260,277	$1.84
Net Investment loss	$(1,265,330)	$(0.37)	$(201,011)	$(0.06)	$(2,939,960)	$(0.87)	$ (46,250)	$(0.01)
Net decrease in net assets from operations	$(2,906,900)	$(0.85)	$(311,876)	$(0.09)	$(5,462,453)	$(1.61)	$ (535,571)	$(0.16)
Net decrease in net assets available to common shareholders	$(2,906,900)	$(0.85)	$(396,251)	$(0.12)	$(5,715,578)	$(1.68)	$(875,071)	$(0.26)

Total fair value of investments:
June 30, 2009: $26.4 million
June 30, 2008: $59.6 million

Net assets value per common share:
June 30, 2009: $3.40
June 30, 2008: $5.06

Stockholders' equity:
June 30, 2009: $15.1 million
June 30, 2008: $20.8 million

Number of portfolio company investments:
June 30, 2009: 78
June 30, 2008: 381

OPERATING RESULTS

For the fiscal year ended June 30, 2009 Ameritrans Capital Corporation (the "Company") reported a decrease in net assets from operations available to common shareholders of $5,715,578, or a decrease of $1.68 per outstanding share of Common Stock. This compares with the fiscal year ended June 30, 2008 where the Company reported a decrease in net assets from operations available to common shareholders of $875,071 or $0.26 per share.

For the quarter ended June 30, 2009, Ameritrans Capital reported a net investment loss of $1,265,330 or approximately $0.37 per share. Net investment loss for the fourth quarter of Fiscal 2008 was $201,011 or approximately $0.06 per share. Net investment income can vary substantially from period to period for various

factors, including the recognition of realized gains and losses and unrealized appreciation and depreciation. As a result, quarterly comparisons of net income may not be meaningful.

For the fiscal year ended June 30, 2009 the Company reported a decrease in net assets from operations of $5,462,453, or a decrease of $1.61 per outstanding share of Common Stock. The factors contributing to this decrease were: an operating loss of $2,939,960, an unrealized write-down of $1,095,408 in the Company's life settlement portfolio, a $604,693 realized loss on an investment in a sanitary ware distributor, a $339,371 realized loss on the sale of the Company's taxicab medallion loan portfolio, a $250,000 reduction in the value of the fair value of a loan, a $195,000 reduction in the value of a loan due to the subsequent sale of the foreclosed property, a $95,000 reduction in the value of an LLC equity investment in a condominium conversion construction project, an approximate $94,000 write off of collateral previously acquired, and a total of approximately $455,000 of losses associated with fair value adjustments in other portfolio investments. Offsetting these amounts were increases to the fair value of the Company's corporate loan portfolio of approximately $185,000 and other miscellaneous increases of $420,000 to reflect realize values for assets acquired and certain other fair value adjustments.

As of June 30, 2009, total assets were approximately $28.2 million, stockholders' equity was approximately $15.1 million and net asset value per share was $3.40.

The following table shows the Company's portfolio by security type at June 30, 2009 and June 30, 2008:

Security Type	June 30, 2009			June 30, 2008		
	Cost	Fair Value	% (1)	Cost	Fair Value	% (1)
Medallion Loans	$ 362,611	$ 356,700	1.3%	$ 29,609,325	$ 29,870,342	50.0%
Commercial Loans	12,094,430	11,293,132	42.8%	14,244,545	13,833,085	23.3%
Corporate Loans	12,007,939	12,193,255	46.2%	11,578,846	11,507,970	19.3%
Life Settlement Contracts	2,859,489	1,764,081	6.7%	2,842,458	2,842,458	4.8%
Equity Securities	1,444,927	802,300	3.0%	2,156,008	1,544,432	2.6%
Total	$ 28,769,396	$ 26,409,468	100.0%	$ 60,431,182	$ 59,598,287	100.0%

(1) Represents percentage of total portfolio at fair value.

The fair value of the Company's investments at June 30, 2009 was approximately $26.4 million. These portfolio investments (which exclude cash and cash equivalents) were comprised of approximately 46.2% in Corporate Loans (100% of which were first lien), 42.8% in Commercial Loans (approximately 78% of which are secured by real estate), approximately 6.7% in Life Settlement Contracts, approximately 3.0% in Equity Securities, and approximately 1.3% in taxicab medallion loans. As of June 30, 2009, the weighted average yield of debt and income producing securities at fair value was approximately 7.8% and approximately 97% of the Company's assets were in floating rate debt securities.

Michael Feinsod, CEO and President of Ameritrans, stated "We had anticipated Fiscal 2009 would be a transformation year for the Company as we moved out of the taxicab medallion loan business and scaled up our portfolio of Corporate Loans. While we were able to successfully close the sale of our medallion portfolio and pay down substantially all of our bank debt to date, due to the credit market difficulties over the past year, the Company has been unable to secure additional debt financing to grow its investment portfolio. During the year, we pursued various capital raising opportunities, but were unable to put any financing in place. In December, 2008, our SBIC subsidiary submitted an application for additional SBA guaranteed debentures. Over the past months, we have had significant communications with SBA. As of today however, SBA has not made a formal determination regarding Elk's debenture application. Based upon our continued discussions, we remain cautiously optimistic that Elk's request for additional debentures will be approved.

Our portfolio quality deteriorated over the year with loans on non accrual status increasing to $3,249,070 as of June 30, 2009, as compared to $175,008 as of June 30, 2008. Since the end of the fiscal year, we have worked with our borrowers to maximize and protect the value of our portfolio. We believe our portfolio remains well positioned with significant weightings in widely diversified industries. Although we experienced our most significant quarter of net unrealized depreciation mostly resulting from marking our assets lower to reflect fair value, we experienced only one new non-accruing loan during the fourth quarter."

"While Fiscal 2009 was challenging, we remain focused on strengthening our balance sheet and liquidity, managing and reducing our cost structure and aggressively managing credit quality in our Commercial and Corporate Loan portfolios and opportunistically exploring initiatives to enhance shareholder value." Mr. Feinsod added.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2009, Ameritrans Capital had $885,434 in cash and cash equivalents and $370,000 in total bank debt outstanding. The Company also had $12 million of SBA guaranteed debentures outstanding, and an application pending for additional debentures.

PREFERRED DIVIDEND

On July 28, 2009, the Board of Directors announced that the Company decided not to pay the dividend of $0.28125 per share on its Preferred Stock for the period April 1, 2009 through June 30, 2009. The dividend on the Preferred Stock for the period April 1, 2009 through June 30, 2009 will remain in arrears and will be paid to shareholders, when and as declared by the Board of Directors of the Company.

ABOUT AMERITRANS CAPITAL CORPORATION

Ameritrans Capital Corporation is an internally managed, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended. Ameritrans originates, structures and manages a portfolio of secured business loans and selected equity investments. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation is licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC). The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

FORWARD-LOOKING STATEMENTS

Statements included herein or on the webcast/conference call may constitute "forward-looking statements," which relate to future events or our future performance or financial condition. These statements are not guarantees of future performance, condition or results and involve a number of risks and uncertainties. Actual results and condition may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in our filings with the Securities and Exchange Commission. Ameritrans Capital Corporation undertakes no duty to update any forward-looking statements made herein or on the webcast/conference call.

AVAILABLE INFORMATION

Ameritrans Capital Corporation's filings with the Securities and Exchange Commission, press releases, earnings releases and other financial information are available on its website at www.ameritranscapital.com.

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
June 30, 2009 and 2008

		2009		2008
Assets (Note 6)				
Investments at fair value (cost of $28,769,396 and $60,431,182, respectively):				
Non-controlled/non-affiliated investments	$	25,080,451	$	56,782,716
Non-controlled affiliated investments		711,000		1,424,264
Controlled affiliated investments		618,017		1,391,307
Net investments at fair value		26,409,468		59,598,287
Cash and cash equivalents		885,434		665,893
Accrued interest receivable		540,213		602,956
Assets acquired in satisfaction of loans		28,325		38,250
Furniture, equipment and leasehold improvements, net		130,217		156,125
Deferred loan costs, net		146,096		186,760
Prepaid expenses and other assets		146,403		733,197
Total assets	$	28,286,156	$	61,981,468

(Continued)

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
June 30, 2009 and 2008

	2009	2008
Liabilities and Stockholders' Equity		
Liabilities:		
Debentures payable to SBA	$ 12,000,000	$ 12,000,000
Notes payable, banks	370,000	28,095,697
Note payable – related party	-	100,000
Accrued expenses and other liabilities	562,149	640,576
Accrued interest payable	210,165	262,528
Dividends payable	-	84,375
Total liabilities	$ 13,142,314	$ 41,183,176
Commitments and contingencies (Notes 12 and 13)		
Stockholders' equity:		
Preferred stock 9,500,000 shares authorized, none issued or outstanding	-	-
9-3/8% cumulative participating redeemable preferred stock $.01 par value, $12.00 face value, 500,000 shares authorized; 300,000 shares issued and outstanding	3,600,000	3,600,000
Common stock, $.0001 par value; 45,000,000 shares authorized, 3,405,583 shares issued; 3,395,583 shares outstanding	341	341
Deferred compensation (Note 15)	(29,166)	(40,921)
Stock options outstanding (Note 15)	191,040	141,668
Additional paid-in capital	21,139,504	21,139,504
Losses and distributions in excess of earnings	(7,327,949)	(2,895,992)
Net unrealized depreciation on investments	(2,359,928)	(1,076,308)
Total	15,213,842	20,868,292
Less: Treasury stock, at cost, 10,000 shares of common stock	(70,000)	(70,000)
Total stockholders' equity	15,143,842	20,798,292
Total liabilities and stockholders' equity	$ 28,286,156	$ 61,981,468
Net asset value per common share	$ 3.40	$ 5.06

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended June 30, 2009, 2008 and 2007

	2009	2008	2007
Investment income:			
Interest on loans receivable:			
Non-controlled/non-affiliated investments	$ 3,023,497	$ 5,663,970	$ 4,960,257
Non-controlled affiliated investments	13,981	21,002	116,675
Controlled affiliated investments	67,776	234,652	141,238
	3,105,254	5,919,624	5,218,170
Fees and other income	239,070	340,653	582,117
Leasing income	-	-	76,383
Total investment income	3,344,324	6,260,277	5,876,670
Operating expenses:			
Interest	1,090,074	2,357,504	2,117,675
Salaries and employee benefits	2,216,963	1,872,228	1,773,167
Occupancy costs	280,502	268,502	232,195
Professional fees	1,808,979	786,021	825,023
Directors fees and expenses	107,715	114,134	60,712
Other administrative expenses	770,126	908,408	971,379
Loss and impairments on assets acquired in satisfaction of loans, net	9,925	-	54,339
Total operating expenses	6,284,284	6,306,797	6,034,490
Net investment loss	(2,939,960)	(46,520)	(157,820)
Net realized gains (losses) on investments:			
Non-controlled/non-affiliated investments	(642,495)	(349,612)	456,402
Non-controlled affiliated investments	(604,693)	-	(145,307)
Controlled affiliated investments	8,315	555,041	-
	(1,238,873)	205,429	311,095
Net unrealized appreciation (depreciation) on investments	(1,283,620)	(696,480)	45,797
Net realized/unrealized gains (losses) on investments	(2,522,493)	(491,051)	356,892
Net increase (decrease) in net assets from operations	(5,462,453)	(537,571)	199,072
Distributions to preferred shareholders	(253,125)	(337,500)	(337,500)
Net decrease in net assets from operations available to common shareholders	$ (5,715,578)	$ (875,071)	$ (138,428)
Weighted Average Number of Common Shares Outstanding:			
Basic and diluted	3,395,583	3,394,981	3,391,208
Net Decrease in Net Assets from Operations Per Common Share:			
Basic and diluted	$ (1.68)	$ (0.26)	$ (0.04)